Exhibit 99.1

China Ceramics Co., Ltd. Announces Preliminary Results for the Fourth Quarter and Fiscal Year 2009

02-March-2010

JINJIANG, China, March 2 /PRNewswire-Asia-FirstCall/ -- China Ceramics Co., Ltd. (OTC Bulletin Board: CCLTF, CCLWF, CCLUF) ("China Ceramics" or the "Company"), a leading manufacturer of ceramic tiles, which are used for exterior siding, interior flooring, and design in residential and commercial buildings, today announced selected estimated unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.

For the fourth quarter of 2009, the Company expects its net revenues to be approximately $33.9 million. The Company expects total net revenues of approximately $129 million for fiscal year 2009, exceeding its previous revenue guidance of $126.6 million for the period.

These selected estimated results have not been reviewed by the Company's auditor and are subject to the Company's normal, quarter-end closing review procedures, the Company's actual results may differ from current estimates. "We are pleased with our strong growth in the fourth quarter, reflecting the solid execution of our strategy and the healthy fundamentals of our industry," said Mr. Jia Dong Huang, Chairman of China Ceramics. "Our outlook for 2010 remains positive and our backlog of orders for delivery in the first quarter stands at approximately $35.5 million, representing an underlying annual growth rate of 36% compared to the first quarter of last year. We are excited by the opportunities for the profitable growth of our business in the year ahead, as we continue to leverage our technology and distribution network to expand our production capacity and increase our market share."

The Company expects to hold a conference call to discuss audited results for the fourth quarter and fiscal year 2009 at the end of March 2010. Prior to the call the Company will issue an earnings press release and provide dial in information for investors wishing to participate on the call.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd., formerly China Holdings Acquisition Corp., is a leading manufacturer of ceramic tiles in China. The company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the Hengda or "HD" brand, are available in over 2000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to, statements regarding China Ceramics' acquisition strategies, timing of development projects and efforts to achieve business growth, improvement on profit margin and anticipated revenue growth. Actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, and various other factors beyond the Company's control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. China Ceramics undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

For more information, please contact:

Contact Information:
China Ceramics Co., Ltd.
Edmund Hen, Chief Financial Officer
Email: info@hengdatile.com

CCG Investor Relations Inc.
Mr. Ed Job, CFA - Account Manager
Tel:   +1-646-213-1914
Email: ed.job@ccgir.com
Mr. Crocker Coulson, President
Tel:   +1-646-213-1915
Web:   http://www.ccgirasia.com

SOURCE China Ceramics Co., Ltd.